Filed Pursuant to Rule 433

Registration No. 333-212444

August 9, 2016

Final Term Sheet

$75,000,000

5.250% Fixed-to-Floating Rate Subordinated Notes due 2026

Issuer:	Great Southern Bancorp, Inc., a Missouri-chartered trust company

Securities Offered:	5.250% Fixed-to-Floating Subordinated Notes due August 15, 2026

Aggregate Principal Amount:	$75,000,000
Rating:

Kroll Bond Rating Agency: BBB-

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Subordinated Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Trade Date:	August 9, 2016

Settlement Date:	August 12, 2016

Final Maturity (if not previously redeemed):	August 15, 2026

Interest Rate:

From and including the original issue date to, but excluding August 15, 2021 a fixed per annum rate of 5.250%.

From and including August 15, 2021, through maturity, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 4.087%.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on February 15 and August 15 of each year through, but not including, August 15, 2021, and thereafter on February 15, May 15, August 15 and November 15 of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on February 15, 2017.

Day Count Convention:	30/360 to but excluding August 15, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of August 15, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to August 15, 2021, except that the Company may redeem the Notes at any time, at its option, in whole or in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes — Redemption” in the preliminary prospectus supplement dated August 8, 2016.

Denomination:	$1,000 denominations and integral multiples of $1,000

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriter’s Discount:	1.50%

Proceeds to the Company (before expenses):	$73,875,000

Use of Proceeds:	The Company intends to use the net proceeds of the offering for general corporate purposes, including but not limited to supporting its growth and contribution to the capital of its subsidiaries, including Great Southern Bank, to support organic growth and opportunistic acquisitions, should appropriate acquisition opportunities arise.

CUSIP / ISIN:	390905 AB3 / US390905AB32

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-212444) (including a base prospectus) and a related preliminary prospectus supplement dated August 8, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.